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                              October 24, 2022

       Timothy Hwang
       Chief Executive Officer
       FiscalNote Holdings, Inc.
       1201 Pennsylvania Avenue, N.W., 6th Floor
       Washington, D.C. 20004

                                                        Re: FiscalNote
Holdings, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed September 29,
2022
                                                            File No. 333-267098

       Dear Timothy Hwang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 12, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed September 29, 2022

       Cover Page

   1. We note your response to comment 1 that you "did not disclose . . . the specific purchase price paid by the
affiliates of the Company who were investors in Legacy FiscalNote
                                                        (other than the
Sponsor) for the securities being registered." Please tell us the nature of the affiliate status of
these additional Selling Securityholders. For example, please clarify if any of these selling
securityholders were PIPE investors. If so, please disclose the price that the selling
securityholders paid for the securities being registered for resale.
 Timothy Hwang
FiscalNote Holdings, Inc.
October 24, 2022
Page 2

      Please contact Jennie Beysolow at 202-551-8108 or Jennifer L pez Molina at 202-551-
3792 with any questions.



                                                        Sincerely,
FirstName LastNameTimothy Hwang
                                                        Division of Corporation
Finance
Comapany NameFiscalNote Holdings, Inc.
                                                        Office of Trade &
Services
October 24, 2022 Page 2
cc:       Brandon Bortner, Esq.
FirstName LastName